Exhibit 99.1

New Oriental Announces Resignation of Mr. Xiangdong Chen

Beijing, January 13, 2014 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE:EDU), the largest provider of private educational services in China, today announced that Mr. Xiangdong Chen will resign from his role as the Company’s Executive President Domestic Business for personal reasons, effective January 31, 2014.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, said, “Since joining New Oriental almost 15 years ago, Xiangdong Chen has made significant contributions in building our Company into the leading private educational service provider in China. On behalf of the entire board of directors and management team, I want to express our sincere gratitude to Xiangdong for his dedication and commitment to New Oriental.”

Mr. Chen commented, “It has been an honor and privilege to be a part of the New Oriental team, and I am very proud of our achievements together. I believe that New Oriental has never been stronger than it is today and I wish the entire management team and Company continued success.”

Mr. Michael Yu, New Oriental’s Chairman and CEO, and other members of the senior management team will assume Mr. Chen’s duties.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Martin Reidy

FTI Consulting

Tel:     +86-10-8591-1060

Email: martin.reidy@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:     +86-10-6260-5568

Email: zhaosisi@xdf.cn